

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2012

Via E-mail
Mr. Seth H. Bagshaw
Vice President, Chief Financial Officer & Treasurer
MKS Instruments, Inc.
2 Tech Drive, Suite 201
Andover, Massachusetts 01810

      RE: **MKS Instruments, Inc.**
              Form 10-K for the fiscal year ended December 31, 2011
              Filed February 24, 2012
              Form 10-K for the fiscal year ended December 31, 2010
              Filed February 25, 2011
              File No. 000-23621

Dear Mr. Bagshaw:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Martin James

                Martin James
                Senior Assistant Chief Accountant

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